

September 22, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Prologis Euro Finance LLC, guaranteed by Prologis, L.P., under the Exchange Act of 1934:

- 3.250% Notes due 2032
- 3.875% Notes due 2037

Sincerely,

[signature: Craig A. Martin]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com